

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2024

Tamir Poleg
Chief Executive Officer
The Real Brokerage Inc.
701 Brickell Avenue, 17th Floor
Miami, FL 33131

> **Re: The Real Brokerage Inc.**
> **Registration Statement on Form F-3**
> **Filed October 16, 2024**
> **File No. 333-282687**

Dear Tamir Poleg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Boston, Esq.